                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             THE ELDER-BEERMAN CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    284470101
-------------------------------------------------------------------------------
                                 (CUSIP Number)
             Stuart J. Lissner, Managing Director, PPM America, Inc.
       225 West Wacker Drive, Suite 1200, Chicago, IL 60606 (312) 634-2501
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 6, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 2 of 10 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   PPM America Special Investments Fund, L.P.
                                   36-408-6849
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                         (b) x
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                    1,231,244
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                    1,231,244
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,231,244
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.25%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 3 of 10 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      PPM America Fund Management GP. Inc.
                                   36-408-6845
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                        (b) x
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                   1,231,244/1/
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                       None
-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                    1,231,244/1/
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,231,244/1/
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.25%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       CO
-------------------------------------------------------------------------------


--------------------
/1/ All of the securities covered by this report are owned legally by PPM America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 4 of 10 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  PPM America Special Investments CBO II, L.P.
                                   98-017-9401
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                        (b) x

-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER
                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                     735,624
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                      None

-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                      735,624
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     735,624
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.93%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 5 of 10 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      PPM America CBO II Management Company
                                   98-017-9391
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                         (b) x
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                    735,624/2/
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER
                                      None
-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                    735,624/2/
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   735,624/2/
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.93%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       CO
-------------------------------------------------------------------------------


--------------------
/2/ All of the securities covered by this report are owned legally by PPM America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 6 of 10 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PPM America, Inc.
                                   36-371-4794
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                         (b) x
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                  1,966,868/3/
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                    1,966,868/3/
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,966,868/3/
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     13.18%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       IA
-------------------------------------------------------------------------------


--------------------
/3/ All of the securities covered by this report are owned legally by SIF I or CBO II, and none are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of both SIF I GP and CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of any of the securities covered by this statement.

Item 2.  Identity and Background.
         -----------------------

Schedule I contains certain revised information concerning the parent companies of SIF I GP, PPM MGP and PPM America.


Item 4.  Purpose of Transaction.
         ----------------------

         The shares beneficially owned by PPM were acquired for investment purposes. PPM may acquire additional shares, dispose of some or all of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold shares.

         PPM believes that the Company's current policies and method of doing business reflect a lack of concern for maximizing the value of the Company for the benefit of its shareholders. PPM believes that this is starkly evidenced by the fact that the aggregate market value of the Company's Common Stock is only about 35% of the Company's book value. PPM accordingly has concluded that the market valuation of the Company should be at least three times greater than it is.

         PPM believes that the Company's management and board of directors have a fiduciary duty to take prompt and effective action to substantially increase shareholder value. By letter dated February 22, 2000, counsel to PPM on behalf of PPM advised the Company that it should either: (i) put the Company up for sale to the highest bidder; or (ii) conduct a Dutch auction for its shares for the equivalent of at least $17 million or the full amount of cash remaining under the Company's share repurchase plan. A copy of this letter is attached as Exhibit A.

         Although PPM is aware from the filings of other significant stockholders of the Company, made with the Securities and Exchange Commission on Form 13D, that such other stockholders may also be disenchanted or unhappy with the state of affairs at the Company at this time, PPM intends to avoid taking any action, including but not limited to entering into agreements or understandings with other stockholders of the Company, which would make PPM part of a larger group of stockholders.

         Nevertheless, subject to and in light of the foregoing, and if the Company does not provide a concrete and constructive response to the need to maximize shareholder value, PPM may take unilateral action to implement its goal of enhancing shareholder value, which may include but not be limited to: (i) influencing the management and board of the Company in order to enhance shareholder value; (ii) soliciting proxies for the election of directors acceptable to PPM at the Company's next annual meeting; (iii) soliciting bids for the sale of the Company or otherwise causing the Company to become privately owned; or (iv) pursuing claims against the Company's management and directors for breach of fiduciary duty, waste, self dealing and other injury.

         On February 24, 2000, PPM filed Amendment No. 1 to its Schedule 13D for the Company which included as an exhibit its February 22 letter to the Company, which is hereby incorporated by reference. In that letter PPM had advised, among other things, that PPM had determined that the Company has a duty to take prompt action to enhance shareholder value and that PPM required a "concrete" response from the Company by February 28, 1999.

         Later on February 24, a representative of the firm of Wasserstein Perrella & Co. ("Wasserstein") contacted counsel to PPM and invited PPM to a meeting to be held at the offices of the Company's counsel in Chicago on February 28, 2000. PPM was also advised that the Company would be issuing a press release the morning of the meeting and that the contents of the press release would be discussed at the meeting. The Wasserstein representative declined to indicate what the subject matter of the press release would be.

         PPM responded that it would be happy to attend such a meeting but that it did not want to be advised of non-public information at the meeting that would restrict PPM from trading in the Company's securities for more than a limited period of time. The Wasserstein representative later replied that the Company would not agree to conduct the meeting in that manner and that PPM could make its own determination as to whether or not, or at what point, PPM should leave the meeting in order to avoid becoming restricted from trading. PPM declined to attend the meeting on that basis.

         The press release issued by the Company on February 28, 2000 indicated that the Company had retained Wasserstein to "explore alternatives that could include the sale of the company". It is PPM's understanding, however, that Wasserstein has been working with the Company since early 1998. PPM accordingly believes that the Company's press release was misleading, disingenuous and did not constitute a "concrete" response to PPM's February 22 letter to the Company. Moreover, given that the Company has experienced over a 50% drop in its share price during Wasserstein's tenure in that its stock price has fallen from $11-9/16 per share on December 31, 1998 to close on March 2, 2000 at a price of $5-11/16 per share, PPM has no confidence at all that Wasserstein will help enhance the Company's shareholder value.

         In PPM's initial 13D filing almost six months ago, PPM stated that the Company should take three actions which PPM believed would enhance shareholder value: (i) install two additional independent directors; (ii) amend the Company's Articles of Incorporation and Code of Regulations to eliminate "super-majority" voting requirements; and (iii) separate the role of the Chairman of the Board from the role of the Chief Executive Officer. While the Company did install two additional directors to its board of directors, the incumbent directors significantly outnumber these new directors and PPM accordingly believes that this disparity in numbers effectively neuters the new directors' ability to be agents of change. Beyond that, PPM believes that the Company has failed to satisfy any of the requests of its largest shareholders. In PPM's Amendment No. 1 to its Schedule 13D, PPM stated that the Company must either put itself up for sale to the highest bidder or conduct a Dutch auction for its shares, which it could effectuate immediately under its existing stock buyback program. So far, the Company's only response has been to announce the two year old news that it is working with Wasserstein.

         PPM will continue to insist that the Company comply with PPM's as yet unmet requests. PPM believes that the Company must respond to PPM's requests no later than March 17, 2000. PPM intends to file a further amendment to its
Schedule 13D on or about March 20, 2000 to state whether or not the Company has responded to PPM's requests in a satisfactory manner and to specify further action which PPM is prepared to take.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1.  Schedule I

Signature

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2000
                                 PPM America, Inc.



                                 By: /s/ Stuart J. Lissner
                                     ---------------------
                                     Name:  Stuart J. Lissner
                                     Title: Managing Director




                                 PPM America Special Investments Fund, L.P.

                                     By: PPM America Fund Management GP, Inc.
                                         its managing general partner


                                         By: /s/ Stuart J. Lissner
                                             ---------------------
                                             Name:  Stuart J. Lissner
                                             Title: Managing Director




                                 PPM America Fund Management GP, Inc.



                                 By: /s/ Stuart J. Lissner
                                     ---------------------
                                     Name:  Stuart J. Lissner
                                     Title: Managing Director

                                 PPM America Special Investments CBO II, L.P.

                                         By: PPM America CBO II Management
                                             Company, its General Partner
                                             By: PPM MGP (BERMUDA), LTD.
                                                 As Managing General Partner
                                                 of the General Partner


                                             By: /s/ Stuart J. Lissner
                                                 ---------------------
                                                 Name:  Stuart J. Lissner
                                                 Title: Vice President




                                 PPM America CBO II Management Company

                                          By: PPM MGP (BERMUDA), LTD.
                                              its Managing General Partner


                                              By: /s/ Stuart J. Lissner
                                                  ---------------------
                                                  Name: Stuart J. Lissner
                                                  Title: Vice President

                                   SCHEDULE I

           CERTAIN INFORMATION CONCERNING THE PARENT COMPANIES OF PPM

            SIF I GP, PPM MGP and PPM America are all 100% owned by PPM Holdings, Inc., a Delaware corporation ("Holdings"). The address of the principal executive offices of Holdings is 225 West Wacker Drive, Suite 1200, Chicago, IL 60606. Holding's directors and officers are as follows:

  Directors:                                     Officers:

  Russell W. Swansen                             Russell W. Swansen (President)
  F. John Stark, III                             F. John Stark, III (Secretary)
  Mark B. Mandich                                Mark B. Mandich (Treasurer)


All of the directors and officers of Holdings are United States citizens.


To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Holdings.

            Holdings' sole stockholder is Holborn Delaware Partnership ("Holborn"). The partners of Holborn are Prudential One Limited ("POL") (80% Partnership Interest), Prudential Two Limited (10% Partnership Interest) and Prudential Three Limited (10% Partnership Interest). The sole stockholder of POL is Prudential Corporation Holdings Limited ("Prudential Holdings").


To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to POL or Prudential Holdings.

            Prudential plc, a UK public limited company ("Prudential"), is the sole shareholder of Prudential Holdings and the ultimate parent of PPM. The address of the principal executive offices of Prudential is Laurence Pountney Hill, London EC4R OEU. Prudential's directors and (officers) are as follows:

  Sir Martin Jacomb                              (Chairman)
  Sir Roger Hurn                                 (Chairman Designate)
  M. D. Abrahams                                 (Deputy Chairman)
  J. W. Bloomer                                  (Chief Executive)
  P. M. Maynard                                  (Secretary)
  Sir David Barnes
  K. L. Bedell-Pearce
  J. A. Burdus
  L. G. Cullen
  D.A. Higgs
  B. A. Macaskill
  R. O. Rowley
  A. D. Stewart
  M. E. Tucker

To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Prudential.